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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67910

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/2017 AND ENDING 10/31/2018
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BrightChoice Financial, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

618 Church Street, Suite 430
(No. and Street)

Nashville TN 37219
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ANTHONY DIAMOS (404) 536-6984
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Star, P.A., CPA
(Name – *if individual, state last, first, middle name*)

2422 South Atlantic Avenue Daytona Beach Shores FL 32118
(Address) (City) (State) (Zip Code)

RECEIVED
2019 FEB -1 AM 10:41
SEC / TM

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Dana Holmes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BrightChoice Financial, LLC, as of October 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]

Signature

Chief Executive Officer

Title

Notary Public

LINDA M. BRUMMETT STATE OF TENNESSEE NOTARY PUBLIC DAVIDSON COUNTY

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRIGHTCHOICE FINANCIAL, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
Pursuant to Rule 17a-5(d)
YEAR ENDED OCTOBER 31, 2018

BRIGHTCHOICE FINANCIAL, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

YEAR ENDED OCTOBER 31, 2018

TABLE OF C O N T E N T S

Michael D. Star, P.A., CPA
2422 South Atlantic Avenue
Daytona Beach Shores, FL 32118
(386) 453-1383

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Director and Managing Members
of BRIGHTCHOICE FINANCIAL, LLC

Opinion on the Financial Statements

We have audited the financial statements of BRIGHTCHOICE FINANCIAL, LLC("Company") which comprise the statement of financial condition as of October 31, 2018, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements". In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that that our audit provides a reasonable basis for our opinion.

The information contained in the supplemental schedule listed in the accompanying index has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
(Continued)

Supplemental Information

The Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital is fairly stated in all material respects, in relation to the financial statements as a whole.

Michael D. Star, P.A., CPA

Michael D. Star, P.A., CPA
Daytona Beach Shores, Florida

We have served as Brightchoice Financial, LLC's auditor since 2013.
December 20, 2018

BRIGHTCHOICE FINANCIAL, LLC
STATEMENTS OF FINANCIAL CONDITION
AS OF OCTOBER 31, 2018

ASSETS		For Year Ended October 31, 2018
CURRENT ASSETS		
Cash and cash equivalents	$	71,650
Accounts receivable		-
Other current assets		20,362
Total current assets		92,012
Other non-current assets, less accumulated amortization		-
TOTAL ASSETS	$	92,012
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Due to parent	$	-
Other Accrued expenses		9,667
Total current liabilities		9,667
MEMBERS' EQUITY		
Undistributed earnings		82,345
Total Members' Equity		82,345
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	92,012

See notes to financial statements and auditors' report.

BRIGHTCHOICE FINANCIAL, LLC
STATEMENTS OF OPERATIONS
AS OF OCTOBER 31, 2018

		2017
REVENUES:		
Consulting and advisory fees	$	68,500
Interest income		11
Total revenue		68,511
EXPENSES:		
Consulting services	$	13,997
General operating expenses		6,949
Overhead expenses		6,000
Legal and professional		5,000
Total expenses		31,946
NET (LOSS) FROM OPERATIONS	$	36,565

See notes to financial statements and auditors' report.

BRIGHTCHOICE FINANCIAL, LLC
STATEMENTS OF CHANGES IN MEMBER'S EQUITY
AS OF OCTOBER 31, 2018

		Total Member's Equity
Balances, October 31, 2017	$	33,580
Plus Capital Contributions		16,700
Less Distributions		(4,500)
Net income (loss) for 2017		36,565
Balances, October 31, 2018	$	82,345

See notes to financial statements and auditors' report.

BRIGHTCHOICE FINANCIAL, LLC
STATEMENTS OF CASH FLOWS
AS OF OCTOBER 31, 2018

		2017
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income (Loss)	$	36,565
Adjustments to reconcile net loss to net cash:		
Depreciation and amortization expense		
Net change in operating assets and liabilities:		
Decrease in accounts receivable		-
Decrease in other current assets		(321)
Decrease in Due to parent		-
Increase in accrued expenses		5,432
Rounding		1
NET CASH PROVIDED BY OPERATING ACTIVITIES		41,677
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of furniture, equipment & leasehold improvements		
NET CASH PROVIDED BY INVESTING ACTIVITIES		-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net change in distributions		(4,500)
Net change Capital contributions		16,700
Net change in advances from related party		-
NET CASH PROVIDED BY FINANCING ACTIVITIES		12,200
NET CHANGE IN CASH AND CASH EQUIVALENTS		53,877
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		17,773
CASH AND CASH EQUIVALENTS, END OF YEAR	$	71,650

See notes to financial statements and auditors' report.

BRIGHTCHOICE FINANCIAL, LLC

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED OCTOBER 31, 2018

Note 1 **Organization and Summary of Significant Accounting Policies**

Organization and Business
BrightChoice Financial, LLC ("Company") is a Tennessee limited liability company formed on January 10, 2007. The Company was approved to operate as a broker-dealer, with a perpetual period of duration, registered with the Securities and Exchange Commission ("SEC"). The Company became a member of the Financial Industry Regulatory Authority on October 23, 2008. The Company provides investment banking services primarily in private placements and merger and acquisition, capital advisory services to clients in various industries. The Company is a wholly owned subsidiary of 2nd Generation Capital, LLC (the "Parent").

Rule 15c3-3 Exemption
The Company, under Rule 15c3-3(k)(2)(i), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts.

Revenue Recognition
The Company recognizes Success fees when contract services are completed and fees are earned. Fess are considered to be earned when the terms of the agreement have been satisfied. Retainer fees are recognized when received and the work is performed.

Cash Equivalents
The Company defines cash equivalents as highly liquid investments, with original maturities of less than 90 days, which are not held for sale in the ordinary course of business.

Income Taxes
The Company is a single-member limited liability company and is considered a disregarded entity for federal income tax reporting purposes. All items of revenue, expense, gain and loss are included on the Parent's return. Accordingly, the financial statements do not include a provision for income taxes since the Company is not a taxable entity. The Company's members are taxed on the Company's earnings.

At October 31, 2018, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company's open tax years (2013 through 2015) remain subject to income tax audits.

Fair Value of Financial Instruments
The carrying amounts reflected in the financial statements for cash, other assets, due to parent and accrued expenses approximate their respective fair values due to the short term maturities of these instruments.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

BRIGHTCHOICE FINANCIAL, LLC

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED OCTOBER 31, 2018

Note 2 ***Financial Instruments, Concentration of Risk and Contingencies***

Financial instruments subject to risk concentration are cash and cash equivalents. The Company maintains depository cash and certificates of deposit with one banking institution. Depository accounts are insured by the Federal Depository Insurance Corporation ("FDIC") to a maximum of $250,000 per bank, per depositor. Total cash and cash equivalents for the Company exceeding the FDIC insured limit is $0 as of October 31, 2018. The company is engaged in various corporate financing activities with counterparties that primarily include issuers with which the Company has an investment banking agreement. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

Note 3 Commitments, Contingencies, and Related Party Transactions

The Company pays its Parent for rent and other general overhead expenses. For the year ended October 31, 2018, the Company expensed $6,000 for these services.

Note 4 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1)("Rule"), which requires the maintenance of minimum net capital. The Rule prohibits the Company from engaging in securities transactions at any time the Company's net capital, as defined by the Rule, is less than $5,000, or if the ratio of aggregate indebtedness to net capital, both as defined, exceed 15 to 1 (and the rule of "applicable" exchange provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio exceeds 12 to 1).

At October 31, 2018, the Company has net capital and net capital requirements of $61,983 and $5,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was .1560 to 1.

Note 5 Regulatory Requirements

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company does not hold customers' cash or securities.

Note 6 Subsequent Events

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

BRIGHTCHOICE FINANCIAL, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 AND RECONCILATION OF NET CAPITAL PURSUANT TO SEC RULE 17A-5(d)(4)
OCTOBER 31, 2018

COMPUTATION OF NET CAPITAL		
Total member's equity from Statement of Financial Condition	$	82,345
Deduct member's equity not allowable for net capital		-
Total member's equity qualified for net capital		82,345
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Subordinated liabilities at October 31, 2018		-
Total capital and allowable subordinated liabilities		82,345
Deductions and/or charges:		
Non-allowable assets:		
Furniture and equipment		-
Other current assets		20,362
Other assets		-
Other deductions and/or changes		-
Other additions and/or credits		-
Net capital before haircuts on securities positions (tentative net capital)		61,983
Haircuts on securities:		
Other		-
Net capital	$	61,983
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	644
Minimum dollar net capital requirement of reporting broker-dealer	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	56,983
Net capital minus the greater of 10% of AI or 120% of Required Min Cap	$	55,983
RECONCILIATION WITH COMPANY'S COMPUTATION		
(Included in Part II of form X-17A-5 as of October 31, 2018)		
Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$	61,983
Net audit adjustments		-
Net capital per above	$	61,983

See notes to financial statements and auditors' report.

BRIGHTCHOICE FINANCIAL, LLC
SCHEDULE II
COMPUTATION OFAGGREGATE INDEBTEDNESS UNDER RULE 17a-5
OF THE SECURITIES AND EXCHANGE COMMISSION
OCTOBER 31, 2018

AGGREGATE INDEBTEDNESS		
Total aggregatged indebtedness liabilities from Statement of Financial Condition	$	9,667
Add:		
Drafts for immediate credit		-
Other unrecorded amounts		-
Total capital and allowable subordinated liabilities	$	9,667
Ratio: Aggregate indebtedness to net capital		15.60%

NOTE: There are no material differences between the above compution of net capital and the corresponding computation as submitted by the Compay with the unaudited Form X-17A-5 Part II Filing as of October 31, 2018.

See notes to financial statements and auditors' report.

BRIGHTCHOICE FINANCIAL, LLC
SCHEDULE III
INFORMATIN RELATING TO EXEMPTIVE PROVISION
REQUIREMENTS UNDER SEC RULE 15c3-3
AS OF OCTOBER 31, 2018

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (k)(2)(i) of the Rule.

With respect to the Information Relating to Possession and Control Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (k)(2)(i) of the Rule.

Michael D. Star, P.A., CPA
2422 South Atlantic Avenue
Daytona Beach Shores, FL 32118
(386) 453-1383

Report of Independent Registered Public Accounting Firm

The Board of Directors and Members of
BrightChoice Finance, LLC

We have reviewed management's statements, included in the accompanying Form Custody exemption report, in which (1) BrightChoice Finance, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquires and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on the management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the securities Exchange Act of 1934.

Michael D. Star P.A., CPA

Michael D. Star, P.A., CPA
Daytona Beach Shores, Florida

December 20, 2018

Rule 15c3-3 Exemption Report

BrightChoice Financial, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5,"Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 CFR 240.1 7a-5(d)(a) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3(k):

i. Maintain a minimum net capital requirement of $5,000 pursuant to SEC Rule 15c3-1(a)(2)(vi) (the Net Capital Rule).
ii. Operate pursuant to SEC Rule 15c3-3(k)(2)(i)(the Customer Protection Rule). BrightChoice Financial, LLC does not and will not hold customer funds or safekeep customer securities.

During the fiscal year ending October 31, 2018, BrightChoice Financial, LLC met without exception the aforementioned exemption provisions from 17 C.F.R. 240.15c3-3.

I, Dana Holmes, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Dana Holmes

Title: CEO

December 17, 2018

Michael D. Star, P.A., CPA
2422 South Atlantic Avenue
Daytona Beach Shores, FL 32118

INDEPENDENT AUDITOR'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Managing Member of BrightChoice Finance, LLC

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended October 31, 2018, which were agreed to by BrightChoice Finance, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating BrightChoice Finance, LLC's compliance with the applicable instructions of Form SIPC-7. BrightChoice Finance, LLC's management is responsible for BrightChoice Finance, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited X-17A-5 for the year ended October 31, 2018, as applicable, with the amounts reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matter might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Michael D. Star, P.A., CPA

Michael D. Star, P.A., CPA
Daytona Beach Shores, Florida
December 20, 2018

SIPC-7
(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(35-REV 6/17)

For the fiscal year ended ______________
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-67910 FINRA OCT 10/23/2008
BRIGHTCHOICE FINANCIAL, LLC
618 CHURCH ST STE 430
NASHVILLE, TN 37219

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

ANTHONY DIAMOS, (404) 536-6984

WORKING COPY

2. A. General Assessment (item 2e from page 2)		$103
B. Less payment made with SIPC-6 filed (exclude interest)		( )
______ Date Paid		
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$103
G. PAYMENT: √ the box Check mailed to P.O. Box [✔] Funds Wired [ ] Total (must be same as F above)	$103	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BRIGHTCHOICE FINANCIAL, LLC
(Name of Corporation, Partnership or other organization)

____
(Authorized Signature)

PRINCIPAL
(Title)

Dated the 26th day of November, 20 18.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning November 1, 2017
and ending October 31, 2018

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$68,511
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Interest Income (Deductions in excess of $100,000 require documentation)	11
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	11
2d. SIPC Net Operating Revenues	$68,500
2e. General Assessment @ .0015 Rate effective 1/1/2017	$103 (to page 1, line 2.A.)